

March 9, 2017

Joseph Ceryanec
Chief Financial Officer
Meredith Corporation
1716 Locust Street
Des Moines, Iowa 50309-3023

      Re: **Meredith Corporation**
             Form 10-K for the Fiscal Year Ended June 30, 2016
             Form 8-K furnished January 25, 2017
             Form 8-K furnished December 6, 2016
             File No. 001-05128

Dear Mr. Ceryanec:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2016

Financial Statements

2. Acquisitions, page 57

1. We note your disclosure of the total estimated fair values of assets acquired and liabilities assumed by segment during the year ended June 30, 2015 in the table on page 59. Please tell us if the fair value of the contingent consideration is included in the total purchase price allocation and further clarify how the net assets acquired of $244,390 agrees to the acquisition-date fair value of consideration. Please refer to ASC 805-30-30-7 and 805-10-55-41.

<u>14. Fair Value Measurement, page 81</u>

2.   Please revise your disclosure in Note 14 to include the disclosures required by ASC 820-10-50-2 as they relate to assets and liabilities measured at fair value on a non-recurring basis, such as your impairments of goodwill and intangible assets during fiscal 2016. Please revise accordingly.

<u>Form 8-K furnished January 25, 2017</u>

3.   We note from your non-GAAP reconciliations disclosed in Tables 1-4, that you begin the reconciliation with the non-GAAP measure. Please revise your next earnings release to begin your reconciliations with GAAP results rather than non-GAAP results. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

<u>Form 8-K furnished December 6, 2016</u>

<u>Exhibit 99.1</u>

4.   We note from page 6 that your disclosure of earnings per share excludes "special items." As required by Regulation G, please revise to provide a presentation of the most directly comparable financial measure calculated and presented in accordance with GAAP and a reconciliation of the differences between the non-GAAP financial measure disclosed with the most comparable financial measure or measures calculated and presented in accordance with GAAP, specifically disclosing the "special items."

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure